--------------------------------------------------------------------------------
SEC 1746 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
         DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              FALCONBRIDGE LIMITED
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   655422 10 3
                                 (CUSIP Number)

                                 BENNY S. LEVENE
                               CHIEF LEGAL COUNSEL
                                   XSTRATA PLC
                           GATEWAY, 1 MACQUARIE PLACE
                                   SYDNEY 2000
                                    AUSTRALIA
                                +61 (2) 9253 6792
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 3, 2006
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655422 10 3

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Xstrata plc
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO; BK
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     England and Wales
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially        73,665,996
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting    -----------------------------------------------------------------
 Person With   10.  Shared Dispositive Power
                    73,665,996
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     73,665,996
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     19.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO; HC
--------------------------------------------------------------------------------

CUSIP No. 655422 10 3

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     1184760 Alberta Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO; BK
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Canada
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially        73,665,996
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting    -----------------------------------------------------------------
Person With    10.  Shared Dispositive Power
                    73,665,996
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     73,665,996
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     19.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

INTRODUCTION

     This Amendment No. 2 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No.1 thereto filed on September 6, 2005, by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 2. IDENTITY AND BACKGROUND.

     Schedule II to the Statement is amended and restated in its entirety to read as set forth on Schedule II to this Amendment No. 2.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     The first sentence of Item 5(a) of the Statement is hereby deleted and replaced in its entirety with the following sentence:

     (a) The Purchaser beneficially owns 73,665,996 Common Shares representing 19.9% of the issued and outstanding Common Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and supplemented by the filing of complete, unredacted copies of the following exhibits herewith:

Exhibit No.   Description
-----------   -----------
     8.       Multicurrency Loan Facility Agreement in the principal amount of
              US $600,000,000 dated August 18, 2005, by and among Xstrata
              (Schweiz) AG, Xstrata, Deutsche Bank AG, London Branch and
              J.P. Morgan plc and the other parties named therein.

     9. Multicurrency Loan Facility and Subscription Agreement in the principal amount of US $1,400,000,000 dated May 28, 2004, by and among Xstrata (Schweiz) AG, Xstrata, Barclays Bank plc and the other parties named therein.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2006

                                        XSTRATA PLC


                                        By: /s/ Benny Steven Levene
                                            ------------------------------------
                                        Name: Benny Steven Levene
                                        Title: Chief Legal Counsel

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2006

                                        1184760 ALBERTA LTD.


                                        By: /s/ Benny Steven Levene
                                            ------------------------------------
                                        Name: Benny Steven Levene
                                        Title: Chief Legal Counsel

                                                                     SCHEDULE II

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The (i) name, (ii) citizenship, (iii) principal occupation and (iv) principal business address of each of the directors and executive officers of 1184760 Alberta Ltd. are listed below:

DIRECTORS

(i)    Benny Steven Levene
(ii)   South African
(iii)  Chief Legal Counsel
(iv)   Xstrata (Scweiz) AG
       c/o Xstrata Copper Australia, Level 34
       Gateway, 1 Macquarie Place
       Sydney 2000, Australia

(i)    William Michael Ainley
(ii)   Canadian
(iii)  Lawyer
(iv)   Davies Ward Phillips & Vineberg LLP
       1 First Canadian Place, 44th Floor
       Toronto, Ontario M5X 1B1, Canada

(v)    J.G. (Jeff) Lawson
(vi)   Canadian
(vii)  Lawyer
(viii) Burnet, Duckworth & Palmer LLP
       350 7th Avenue S.W., Suite 1400
       Calgary, Alberta T2P 3N9, Canada

(ix)   Tom M. Mix
(x)    Canadian
(xi)   Lawyer
(xii)  Burnet, Duckworth & Palmer LLP
       350 7th Avenue S.W., Suite 1400
       Calgary, Alberta T2P 3N9, Canada

(i)    Jeremy P. Matthies
(ii)   Canadian
(iii)  Lawyer
(iv)   Burnet, Duckworth & Palmer LLP
       350 7th Avenue S.W., Suite 1400
       Calgary, Alberta T2P 3N9, Canada

EXECUTIVE OFFICERS

(i)    Benny Steven Levene
(ii)   South African
(iii)  Chief Legal Counsel
(iv)   Xstrata (Scweiz) AG
       c/o Xstrata Copper Australia, Level 34
       Gateway, 1 Macquarie Place
       Sydney  2000, Australia

(i)    Louis Oliver Forbes Irvine
(ii)   Irish
(iii)  Chief Financial Officer-Xstrata Copper
(iv)   Xstrata Copper
       Level 9, Riverside Centre
       123 Eagle Street
       Brisbane, QLD 4001
       Australia

     The (i) name, (ii) citizenship, (iii) principal occupation and (iv) principal business address of each of the directors and executive officers of Xstrata plc are listed below:

DIRECTORS

(i)    Michael Lawrence Davis
(ii)   British/South African
(iii)  Chief Executive, Xstrata plc
(iv)   Xstrata (Schweiz) AG
       Bahnhoffstrasse 2, CH-6300 Zug, Switzerland

(i)    Ivan Glasenberg
(ii)   Australian
(iii)  Chief Executive of Glencore International AG
(iv)   Glencore International AG
       Baarermattstrasse 3, P.O. Box 777, CH-6341 Baar, Switzerland

(i)    Paul Mandeville Hazen
(ii)   United States
(iii)  Corporate Director
(iv)   P.O. Box 7070, Carmel CA 93921, USA

(i)    David R Issroff
(ii)   British/South African
(iii)  Head of Ferroalloys Division of Glencore International AG
(iv)   Glencore International AG
       Baarermattstrasse 3, P.O. Box 777, CH-6341 Baar, Switzerland

(i)    Robert MacDonnell
(ii)   United States
(iii)  Corporate Director
(iv)   877 Rutherford Road, Rutherford, CA 94573, USA

(i)    Trevor Lawrence Reid
(ii)   British
(iii)  Chief Financial Officer
(iv)   Xstrata (Schweiz) AG
       Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)    Sir Steve Robson CB
(ii)   British
(iii)  Corporate Director
(iv)   1 Holly Villas, Wellesley Avenue, London W6 6UW, England
       (Residential address)

(i)    David Rough
(ii)   British
(iii)  Corporate Director
(iv)   Burford House
       The Drive, Cheam, Surrey, SM2 7DP, England
       (Residential address)

(i)    Dr. Fred J. P. Roux
(ii)   South African
(iii)  Corporate Director
(iv)   8435 Brackenridge, Plettenberg Bay, South Africa

(i)    Ian Strachan
(ii)   British and United States
(iii)  Corporate Director
(iv)   30 Bloomfield Terrace, London, SW1W 8PQ, England
       (Residential address)

(i)    Willy R. Strothotte
(ii)   German
(iii)  Chairman of Glencore International AG
(iv)   Glencore International AG
       Baarermattstrasse 3, P.O. Box 777, CH-6341 Baar, Switzerland

(i)    Santiago Zaldumbide
(ii)   Spanish
(iii)  Chief Executive of Xstrata Zinc
(iv)   Asturiana de Zinc S.A.
       Cardenal Marcelo Spinola 42-7, E-28016 Madrid, Spain

EXECUTIVE OFFICERS

(i)    Brian Azzopardi
(ii)   Maltese
(iii)  Group Controller
(iv)   Xstrata (Schweiz) AG
       Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)    Kevin Michael Burford
(ii)   British
(iii)  Global Head of Internal Audit and Risk
(iv)   Xstrata South Africa (Pty) Ltd.
       Suite No 19, Private Bag X1, Melrose Arch 2076, South Africa

(i)    Peter Roland Coates
(ii)   Australian
(iii)  Chief Executive Xstrata Coal
(iv)   Level 38 Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia

(i)    Richard Elliston
(ii)   British
(iii)  Company Secretary
(iv)   Xstrata Services (UK) Ltd.
       4th Floor Panton House, 25 Haymarket, London SW1Y 4EN, England

(i)    Marc Bernard Clement Gonsalves
(ii)   British
(iii)  Executive General Manager Corporate Affairs
(iv)   Xstrata Services (UK) Ltd.
       4th Floor Panton House, 25 Haymarket, London SW1Y 4EN, England

(i)    Andrew Latham
(ii)   British
(iii)  General Manager Corporate Development
(iv)   Xstrata Services (UK) Ltd.
       4th Floor Panton House, 25 Haymarket, London SW1Y 4EN, England

(i)    Benny Steven Levene
(ii)   South African
(iii)  Chief Legal Counsel
(iv)   Xstrata (Schweiz) AG
       Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)    Thras Moraitis
(ii)   Greek and British
(iii)  General Manager Group Strategy and Development
(iv)   Xstrata Services (UK) Ltd.
       4th Floor Panton House, 25 Haymarket, London, SW1Y 4EN, England

(i)    Petrus Nienaber
(ii)   South African
(iii)  Chief Executive Xstrata Alloys
(iv)   Xstrata Alloys
       44 Vanadium Street, Private Bag X82288, Rustenburg 0300, South Africa

(i)    Charles Rex Sartain
(ii)   Australian
(iii)  Chief Executive Xstrata Copper
(iv)   Level 9 Riverside Centre
       123 Eagle Street, Brisbane, QLD 4000, Australia

(i)    Ian Wall
(ii)   Australian
(iii)  Group Treasurer
(iv)   Xstrata Services (UK) Ltd. 4th Floor Panton House
       25 Haymarket, London, SW1Y 4EN, England